Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, Illinois 60606

www.faegredrinker.com

September 28, 2023

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raymond A. Be

Re:	Felicitas Private Markets Fund (the “Registrant”)
Registration Statement on Form N-2
File Nos. 333-268699 and 811-23842

Dear Mr. Be,

The following responds to the comments provided to me on September 22, 2023 in connection with the Securities and Exchange Commission (“SEC”) staff’s review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) and Securities Act of 1933, as amended (the “Securities Act”). The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

PROSPECTUS

Tender/Repurchase Procedures

1.	Comment: Please confirm that the Fund will primarily invest in private equity funds, hedge funds and/or equity securities of private companies.

Response: The Registrant so confirms.

2.	Comment: Please revise the period for paying the Final Payment from five business days to two business days after the completion of the audit.

Response: The Registrant has revised the disclosure as requested.

*                 *                 *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 312-569-1167.

Sincerely,

Veena K. Jain